UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Allakos Inc.
(Name of Subject Company)
Allakos Inc.
(Name of Persons Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

01671P100
(CUSIP Number of Class of Securities)

Robert Alexander, Ph.D.
Chief Executive Officer
Allakos Inc.
149 Commonwealth Drive, Suite 1090
Menlo Park, California 94025
(650) 597-5002
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Tony Jeffries, Esq.
Robert T. Ishii, Esq.
Jennifer Knapp, Esq.
Ross Tanaka, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Allakos Inc., a Delaware corporation (“Allakos” or the “Company”). The Company terminated its lease agreements for office space. Accordingly, the Company does not maintain headquarters or principal executive offices. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to the Company’s principal executive offices may be sent to Allakos Inc., 149 Commonwealth Drive, Suite 1090, Menlo Park, California 94025. The telephone number of the Company is (650) 597-5002.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Allakos’s common stock, par value $0.001 per share (“Allakos Common Stock,” and shares of Allakos Common Stock, “Shares”). As of April 1, 2025, there were (i) 90,376,972 Shares issued and outstanding, (ii) 11,155,052 Shares subject to issuance pursuant to options to purchase Allakos Common Stock (each, an “Allakos Option”) pursuant to Allakos’s 2012 Equity Incentive Plan and 2018 Equity Incentive Plan (together, the “Allakos Equity Plans”), none of which were In-the-Money Options (as defined below), and (iii) 2,388,230 Shares underlying restricted stock units (each, an “Allakos RSU”) issued pursuant to the Allakos Equity Plans.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, address for stockholder communications and business telephone number of Allakos, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “SEC Filings” subsection of the “Financials & Filings” section of Allakos’s website at https://investor.allakos.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Concentra Merger Sub III, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for $0.33 per Share in cash (the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated April 15, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 15, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of April 1, 2025, by and among Allakos, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Allakos (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the Support Agreements (as defined below), the “Transactions”), with Allakos continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Allakos in accordance with Section 251(h) of the DGCL. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Allakos in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Allakos immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, less any applicable tax withholding.
Immediately prior to the Effective Time, each Allakos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each Allakos Option that is then outstanding with a per share exercise price that is less than the Offer Price (an “In-the-Money Option”) will be canceled in exchange for the right to receive an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Offer Price over the per share exercise price of such Allakos Option by (y) the number of Shares underlying such Allakos Option (the “Company Stock Option Cash Consideration”). At the Effective Time, each Allakos Option that has a per share exercise price that is equal to or greater than the Offer Price (an “Out-of-the-Money Option”) will be cancelled for no consideration.
Immediately prior to the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”), each then-outstanding Allakos RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Allakos RSU will be canceled in exchange for the right to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price. Prior to the Effective Time, Allakos will provide that, on or after the Effective Time, no holder of any Allakos Option or Allakos RSU will have the right to acquire any equity interest in Allakos or the Surviving Corporation and that each Allakos Equity Plan is terminated as of the Effective Time. In addition, prior to the Effective Time, Allakos will take all reasonable actions required to (i) terminate Allakos’s 2018 Employee Stock Purchase Plan (the “Allakos ESPP”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $35.5 million as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement; (iv) compliance in all material respects by Allakos with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by Allakos in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.
The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on May 14, 2025, unless otherwise agreed to in writing by Parent and Allakos. The expiration time may also be extended under the following circumstances: (i) Purchaser may, in its discretion, and shall, at the request of Allakos, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (unless otherwise agreed upon by Parent and Allakos) (A) if, as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Global Select Market applicable to the Offer. In no event will Parent or Purchaser be required or permitted to extend the Offer beyond July 1, 2025, which is the outside date of the Merger Agreement, without the prior written consent of Allakos.
Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Purchaser is (858) 281-5372.
Allakos has made information relating to the Offer available online under the “SEC Filings” subsection of the “Financials & Filings” section of Allakos’s website at https://investor.allakos.com/ and Allakos has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Allakos, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Allakos or its affiliates, on the one hand, and (i) Allakos’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. A special committee (the “Transaction Committee”) of Allakos’s Board of Directors (the “Allakos Board”) and the Allakos Board were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent, Purchaser and Their Affiliates
Merger Agreement
On April 1, 2025, Allakos, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Allakos, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Allakos’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Allakos to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Allakos. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Allakos, Parent or Purchaser in Allakos’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Allakos to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Allakos, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Allakos, Parent or Purchaser. Allakos’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Allakos Options, and Allakos RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Allakos, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Allakos’s or Parent’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Form of Tender and Support Agreement
In connection with the execution of the Merger Agreement, on April 1, 2025, following approval thereof by the Allakos Board, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with certain directors and officers of the Company and their respective affiliates (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 8.07% of the outstanding Shares as of April 1, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Allakos Board or the Transaction Committee approves, recommends, encourages or supports an alternative transaction.
The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Confidentiality Agreement
On February 20, 2025, Allakos and Tang Capital Management LLC (“Tang Capital”), an affiliate of Parent, entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Allakos and Tang Capital and its affiliates, including TCP (as defined below) and Parent, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information about the other party, its affiliates or subsidiaries and/or its business, disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a one (1) year period, which terminates on February 20, 2026. The Confidentiality Agreement does not contain a “standstill” provision.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Limited Guaranty
In connection with the execution of the Merger Agreement, Tang Capital Partners, LP (“TCP”), an affiliate of Tang Capital and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of certain obligations of Parent and Purchaser to Allakos under certain provisions of the Merger Agreement; and (ii) the obligation of Parent and Purchaser to pay any monetary damages to the Company in connection with a willful breach of the Merger Agreement, together with certain enforcement costs; provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $30.6 million.
The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Limited Guaranty.
The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between Allakos and Its Executive Officers, Directors and Affiliates
Interests of Certain Persons
The executive officers and members of the Allakos Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Allakos’s stockholders generally. The Allakos Board and the Transaction Committee were aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:
•	the accelerated vesting and payment in respect of each outstanding Allakos Option and each outstanding Allakos RSU at the Effective Time;
•	the accelerated vesting of outstanding equity awards held by non-employee directors of Allakos, pursuant to Allakos’s Outside Director Compensation Policy (the “Director Compensation Policy”); and
•	the potential receipt of enhanced severance payments and benefits by executive officers under their respective change in control and severance agreements.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Allakos who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Allakos as described in the Merger Agreement. As of April 1, 2025, the executive officers and directors of Allakos, and if applicable, certain of his or her respective affiliates, beneficially owned, in the aggregate, 7,291,091 Shares (which, for clarity, excludes Shares subject to outstanding Allakos Options and unvested Allakos RSUs).
The following table sets forth (i) the number of Shares beneficially owned as of April 1, 2025, by each of Allakos’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Allakos Options and unvested Allakos RSUs), and if applicable, certain of his or her respective affiliates, and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price of $0.33 per Share.

Name of Executive Officer or Director	Number of Shares (#)(1)	Cash Consideration for Shares ($)
Robert Alexander, Ph.D.(2)	765,594	252,646
Baird Radford	35,087	11,579
Adam Tomasi, Ph.D.(3)	343,150	113,240
Paul Walker(4)	6,147,260	2,028,596
Steven P. James	—	—
Robert E. Andreatta	—	—
Amy L. Ladd, M.D.	—	—
Dolca Thomas, M.D.	—	—
Neil Graham, M.D.	—	—

(1)	In calculating the number of Shares beneficially owned for purposes of this table, Shares underlying outstanding Allakos Options and unvested Allakos RSUs held by each individual have been excluded.
(2)
Consists of (a) 445,294 shares held of record by Dr. Alexander and (b) 320,300 shares held of record by Dr. Alexander and Stacey Lee Alexander as Trustees of the Alexander 2018 Irrevocable Descendants’ Trust.

(3)	Consists of (a) 322,360 shares held of record by Dr. Tomasi and (b) 20,790 shares held of record by Dr. Tomasi and Carie Tomasi as Trustees of the Tomasi Living Trust dated July 14, 2017.
(4)
Consists of (a) 2,760,860 shares held of record by New Enterprise Associates 16, L.P. (“NEA 16”) and (b) 3,386,400 shares held of record by NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE”). Mr. Walker, a member of our Board, is a General Partner of New Enterprise Associates, Inc., an entity affiliated with NEA 16 and NEA 18 VGE. Mr. Walker disclaims beneficial ownership of all shares owned by NEA 16 and NEA 18 VGE, except to the extent of any pecuniary interest therein. The address of the above referenced entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

Treatment of Equity Awards in the Transactions
Treatment of Allakos Options
Immediately prior to the Effective Time, each Allakos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive an amount in cash without interest, less any applicable tax withholding, equal to the Company Stock Option Cash Consideration. At the Effective Time, each Out-of-the-Money Option will be cancelled for no consideration.
As of April 1, 2025, there were no outstanding In-the-Money Options and no Allakos executive officer or non-employee director holds In-the-Money Options.
Treatment of Allakos RSUs
Immediately prior to the Offer Closing Time, each then-outstanding Allakos RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Allakos RSU will be canceled in exchange for the right to receive an amount in cash without interest, less any applicable tax withholding, equal to the Offer Price.
The table below sets forth, for each of Allakos’s executive officers holding Allakos RSUs as of April 1, 2025, (i) the aggregate number of Shares subject to such Allakos RSUs and (ii) the value of cash amounts payable in respect of such Allakos RSUs at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Allakos RSUs (which amounts will be subject to withholding of taxes). As of April 1, 2025, no Allakos RSUs were held by any non-employee director of Allakos.

Name of Executive Officer	Number of Allakos Unvested RSUs (#)	Cash Consideration for Allakos Unvested RSUs ($)
Robert Alexander, Ph.D.	292,810	96,627
Baird Radford	128,339	42,352
Adam Tomasi, Ph.D.	190,270	62,789

Treatment of the Allakos Equity Plans
The Merger Agreement provides that, prior to the Effective Time, Allakos will provide that, on or after the Effective Time, no holder of any Allakos Option or Allakos RSU will have the right to acquire any equity interest in Allakos or the Surviving Corporation and that each Allakos Equity Plan will be terminated as of the Effective Time.
Treatment of Allakos ESPP
The Merger Agreement provides that, prior to the Effective Time, Allakos will take all reasonable actions required to (i) terminate the Allakos ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.
Employment Arrangements and Change in Control and Severance Benefits under Existing Relationships
Employment Letters
For purposes of this Schedule 14D-9, Allakos’s executive officers are Robert Alexander, Baird Radford and Adam Tomasi. Allakos has entered into employment letters with each of its executive officers. Each letter has no specific term and provides for at-will employment.
Change in Control and Severance Agreements
Allakos has also entered into agreements with Drs. Alexander and Tomasi that provide for certain severance and change in control benefits as described further below. In addition, Mr. Radford participates in Allakos’s Change in Control and Severance Policy (the “Severance Policy”), which is described below.
Drs. Alexander and Dr. Tomasi
Dr. Alexander’s and Dr. Tomasi’s agreements with Allakos provide that in the event that:
•
a “change in control,” as defined in Dr. Alexander’s and Dr. Tomasi’s amended offer letters, occurs, 100% of the total number of Shares subject to Dr. Alexander’s and Dr. Tomasi’s Allakos Options or other stock awards will immediately vest as of the date immediately preceding the change in control, subject to his continued employment through such date;

•
during the period commencing three (3) months before a change in control and ending upon a change in control (such period referred to as the “pre-change in control period”), Dr. Alexander’s or Dr. Tomasi’s employment is terminated (i) by Allakos without cause, (ii) due to his death or disability or (iii) by him for good reason, then 100% of the total number of Shares subject to his Allakos Options or other stock awards that have not vested will immediately vest and become exercisable; and
•
Dr. Alexander’s or Dr. Tomasi’s employment is terminated by Allakos without cause (and other than due to his death or disability) or by him for good reason, in either case, outside the pre-change in control period, then the total number of Shares subject to his Allakos Options or other stock awards that have not vested but would have vested if he had remained employed on the first anniversary of the date of his termination will immediately vest and become exercisable.

To receive the vesting acceleration benefits above that require a qualifying termination of Dr. Alexander’s or Dr. Tomasi’s employment, he must timely sign and not revoke a separation agreement and release of claims in Allakos’s favor.
Each of Dr. Alexander’s and Dr. Tomasi’s agreements provides that his existing Allakos Options and any future Allakos Options granted to him by Allakos that are vested and outstanding on the date of termination will continue to be exercisable for a period of twenty-four (24) months (or such longer period as provided in the Allakos Equity Plan under which the applicable option was granted) after the earlier of: his termination of employment due to his death or “disability,” as defined in the applicable Allakos Equity Plan, or his termination of employment by Allakos other than for “cause,” death or “disability” or by him for “good reason,” each such term as defined in Dr. Alexander’s and Dr. Tomasi’s amended offer letter, subject to earlier termination under the terms of the applicable Allakos Equity Plan, except no Allakos Option of his will be exercisable after its expiration date.
Under each of Dr. Alexander’s and Dr. Tomasi’s agreements, if Allakos terminates his employment other than for cause, death or disability or he resigns for good reason, in each case, during the period beginning upon a change in control and ending twenty-four (24) months after the change in control (such period referred to as the “post-change in control period”), he will be eligible to receive the following severance benefits (less applicable tax withholdings): (i) a lump sum cash amount equal to twenty-four (24) months of his then-current annual base salary, (ii) a lump sum cash amount equal to 200% of his then-current target annual bonus opportunity and (iii) reimbursement of continued health coverage for him and his eligible dependents under the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) for a period of up to twenty-four (24) months, or a taxable lump sum payment in lieu of such reimbursement.
Further, under Dr. Alexander’s and Dr. Tomasi’s agreements, if his employment is terminated by Allakos other than for cause, death or disability or by him for good reason outside the post-change in control period, he will be eligible to receive the following severance benefits (less applicable tax withholding): (i) continuation of his then-current annual base salary for twelve (12) months following his termination date (ii) a lump sum cash amount equal to a pro rata portion of his then-current target annual bonus opportunity and (iii) reimbursement of continued health coverage for him and his eligible dependents for a period of up to twelve (12) months, or a taxable lump sum payment in lieu of such reimbursement.
To receive any of the severance benefits described above, Dr. Alexander and Dr. Tomasi must timely sign and not revoke a separation agreement and release of claims in Allakos’s favor.
Finally, Dr. Alexander’s and Dr. Tomasi’s agreements provide that:
•
if any severance or other benefits payable to Dr. Alexander or Dr. Tomasi constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and could be subject to the related excise tax under Section 4999 of the Code, he would be entitled to receive either full payment of benefits or such lesser amount (except such reduction will not exceed $50,000 of the full amount), whichever would result in his receipt in the greater amount of after-tax benefits; and

•
if any portion of the severance or other benefits provided will be subject to the excise tax imposed by Section 4999 of the Code after applying the process in the paragraph above, he will receive a payment from Allakos equal to the sum of (i) the amount sufficient to pay such excise tax, and (ii) the amount sufficient to pay the excise tax, employment tax, and federal and state income taxes arising from the payment described in this sentence (any such payment, a “Gross-Up Payment”).

Mr. Radford
Under the Severance Policy, if Allakos terminates Mr. Radford other than for “cause,” death or “disability” or he resigns for “good reason,” in each case, during the period beginning upon a “change in control,” such terms as defined in the Severance Policy, and ending twenty-four (24) months following the change in control, such period referred to as the “change in control period,” Mr. Radford will be eligible to receive the following severance benefits (less applicable tax withholdings): (i) a lump sum cash amount equal to twelve (12) months of his then-current annual base salary (or if he resigns for good reason based on a material reduction in base salary, then his annual base salary in effect immediately prior to such reduction) or if greater, at the level in effect immediately before the change in control, (ii) a lump sum cash amount equal to 100% of his then-current target annual bonus opportunity, (iii) 100% of his then outstanding and unvested equity awards will become fully vested and exercisable, if applicable, and any applicable performance goals will be deemed achieved at 100% of target levels, and (iv) payment or reimbursement of continued health coverage for him and his dependents under COBRA for a period of up to twelve (12) months, or a taxable lump sum payment in lieu of such payment or reimbursement, as applicable.
Further, under the Severance Policy, if Mr. Radford is terminated other than for cause, death or disability outside the change in control period, he will be eligible to receive the following severance benefits (less applicable tax withholding): (i) a lump sum cash amount equal to nine (9) months of his then-current annual base salary, (ii) a lump sum cash amount equal to a pro rata portion of his then-current target annual bonus opportunity and (iii) payment or reimbursement of continued health coverage for him and his dependents for a period of up to nine (9) months, or a taxable lump sum payment in lieu of such payment or reimbursement, as applicable.
To receive any severance benefits under the Severance Policy, Mr. Radford must sign and not revoke Allakos’s standard separation agreement and release of claims within the timeframe set forth in the Severance Policy.
If any of the payments provided for under the Severance Policy or otherwise payable would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then Mr. Radford will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits. The Severance Policy does not require Allakos to provide any tax gross-up payments.
In addition to Mr. Radford’s participation in the Severance Policy, pursuant to his offer letter, 100% of the total number of Shares subject to Mr. Radford’s Allakos Options or other stock awards will immediately vest as of the date immediately preceding the change in control, subject to Mr. Radford continuing as a service provider through such date.
The table below sets forth, for each of Allakos’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the applicable agreement or the Severance Policy, upon a qualifying termination on the Merger Closing, assuming for this purpose an effective date of April 1, 2025, based on annualized base salary and annualized target bonus as of April 1, 2025, and the estimated cost of payment for continued coverage under the applicable Allakos group health, medical and vision plans. The vesting acceleration of Allakos Options and Allakos RSUs that the executive officers would receive under the applicable change in control and severance agreement is consistent with the acceleration provided for all Allakos Options and Allakos RSUs, as described further above.

Name of Executive Officer	Salary Severance ($)(1)	Bonus Severance ($)(2)	Other Benefits ($)(3)
Robert Alexander, Ph.D.	1,610,920	1,369,282	127,773
Baird Radford	509,232	229,154	63,887
Adam Tomasi, Ph.D.	1,419,340	851,604	127,773

(1)	Represents a lump-sum payment equal to twenty-four (24) months (or twelve (12) months in the case of Mr. Radford) of the executive officer’s annual base salary as in effect as of April 1, 2025.
(2)	Represents a lump-sum payment equal to 200% (or 100% in the case of Mr. Radford) of the executive officer’s target annual bonus as in effect as of April 1, 2025.
(3)
Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to twenty-four (24) months (or twelve (12) months in the case of Mr. Radford) under Allakos’s group medical, dental and vision plans.

If any amounts payable to any of the executive officers would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits or such lesser amount (except with respect to Drs. Alexander and Tomasi, such reduction will not exceed $50,000 of the full amount) which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The Severance Policy does not require Allakos to provide any tax gross-up payments with respect to Mr. Radford. However, Drs Alexander’s and Tomasi’s agreements provide that if any portion of the severance or other benefits that is subject to the excise tax imposed by Section 4999 of the Code, after applying the above process, the executive will receive a Gross-Up Payment from the Company. Assuming an effective date of April 1 2025 for the Merger Closing and termination of employment for Drs. Alexander and Tomasi, the Company has determined that no Gross-Up Payments would apply.
The foregoing summary and description of the material terms of the change in control and severance arrangements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance policy and employment agreements, which are filed as Exhibits (e)(8) through (e)(10) and Exhibit (e)(14) hereto and are incorporated herein by reference.
Outside Director Compensation Policy
Allakos has granted certain equity awards under the Allakos Equity Plans, including in accordance with the terms of the Director Compensation Policy that are outstanding and held by Allakos’s non-employee directors. Pursuant to the Allakos Equity Plans and the Director Compensation Policy, equity awards granted to Allakos’s non-employee directors will accelerate vesting in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Allakos Equity Plans and the awards to Allakos’s non-employee directors.
Future Arrangements
It is possible that employees of Allakos who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements were negotiated between members of Allakos and Parent.
Section 16 Matters
The Company, the Allakos Board and the Transaction Committee will, to the extent necessary and in accordance with the Merger Agreement, taken appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.
Indemnification; Directors’ and Officers’ Insurance
Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Allakos for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Allakos, the bylaws of Allakos or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.
At or prior to the Effective Time, following good faith consultation with Parent, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Allakos; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Allakos’s current directors’ and officers’ liability insurance covering each person currently covered by Allakos’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided that in no event will Parent or Allakos be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by Allakos for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.
In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Transaction Committee and the Allakos Board
On March 30, 2025, the Transaction Committee held a meeting at which the Transaction Committee unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, and (ii) recommended that the Allakos Board (A) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (b) duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (c) declare the Merger Agreement and the Transactions advisable and (d) recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
After the Transaction Committee meeting on March 30, 2025, the Allakos Board held a meeting at which all of the members of the Allakos Board unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.
Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Transaction Committee and the Allakos Board,” based on the recommendation of the Transaction Committee, the Allakos Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
A press release, dated April 2, 2025, issued by Allakos announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Transaction Committee, the Allakos Board, their representatives or other parties.
The Allakos Board, together with management, regularly evaluates the Company’s strategic direction and ongoing business plans, with a view towards strengthening the Company’s business and enhancing stockholder value. This evaluation takes into account several factors, including the Company’s lead product candidate, AK006, and financial, industry, competitive and other considerations. As part of this evaluation, from time to time, the Allakos Board and management reviews a variety of potential strategic alternatives, including the continuation of, and potential improvements to, the Company’s current business plans, with the Company remaining an independent entity, capital raising activities, and potential acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of the Company or certain of its assets. Further, the Company regularly engages in business development outreach around its programs, including the Company’s AK006 and AK002 product candidates.

On January 25, 2025, the Allakos Board held a meeting, also attended by members of management and a representative of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), the Company’s outside counsel. During this meeting, the Allakos Board discussed the results of the Phase 1 clinical trial of AK006 in patients with chronic spontaneous urticaria, which failed to demonstrate therapeutic activity in patients with chronic spontaneous urticaria. In light of these results, the Allakos Board determined to discontinue AK006 related activities across clinical, manufacturing, research and administrative functions, reduce the Company’s workforce by approximately 75%, and accelerate the Company’s exit from its current office space. In addition, the Allakos Board discussed, among other things, potential internal and external strategic opportunities that may be available to the Company, including the development of assets in the Company’s existing research pipeline, and potential in-licensing transaction opportunities related to certain clinical or pre-clinical drug candidates. The Allakos Board determined to begin a process to explore and evaluate potential strategic alternatives, including reverse merger transactions, acquisitions by certain financial investors, or a potential sale of some or all of the Company’s remaining assets as well as a potential company dissolution.
As part of the same meeting on January 25, 2025, the Allakos Board discussed, together with management and Wilson Sonsini, the formation of the Transaction Committee for the purpose of identifying, considering, evaluating and making recommendations to the Allakos Board regarding potential strategic alternatives. The Allakos Board approved the formation of the Transaction Committee, and appointed Robert Alexander, Steven James and Paul Walker to serve on the Transaction Committee. The Allakos Board delegated to the Transaction Committee the full power and authority of the Allakos Board to, among other things, (i) explore, consider, evaluate, review, negotiate, approve and (if applicable) recommend to the Allakos Board for approval or rejection any strategic transactions outside of the ordinary course of the Company’s business, which may include the potential sale of the Company or certain of its assets, and to take such other actions with respect to any alternative transaction as the Transaction Committee deemed necessary, appropriate, or advisable, (ii) supervise and direct discussions and negotiations, and authorize and direct management and the Company’s and the Allakos Board’s legal counsel, financial advisors, and other representatives and agents to engage in discussions and negotiations, in connection with an alternative transaction, including with respect to definitive agreements relating to an alternative transaction, (iii) determine whether any alternative transaction is advisable and is fair to the Company and its stockholders, and is in the best interests of the Company and its stockholders and to reject any and all alternatives, (iv) if applicable, recommend to the Allakos Board, what action, if any, should be taken by the Company with respect to any alternative transaction, and (v) if applicable, determine that implementing an alternative transaction shall require the prior approval by an affirmative majority vote of disinterested stockholders of the Company. It was also discussed and concluded that the Transaction Committee may invite management or outside advisors to attend the meetings of the Transaction Committee.
On January 27, 2025, the Company publicly announced its decision to discontinue the development of AK006, reduce its workforce by approximately 75% and initiate a process to explore strategic alternatives.
From January 27, 2025 through March 2025, under the supervision of the Allakos Board and the Transaction Committee, management conducted a series of outreach campaigns to various private and public companies and key investors in the biotechnology and pharmaceutical industries to gauge such parties’ interest in a potential strategic transaction with the Company, including a reverse merger, in-licensing opportunity, asset sale, financial transaction or any other opportunity to optimize value to the Company stockholders. During this time period, management considered (i) forty (40) potential parties (including Party B, Party C, and Party D) that expressed interest to the Company in pursuing a reverse merger transaction in which shareholders of the target company would exchange their shares for new shares of Allakos Common Stock, resulting in the shareholders of the target company owning greater than majority of the Allakos Common Stock (such a transaction, a “reverse merger transaction”), and (ii) financial acquisitions with each of Parent and Party A, in which Parent or Party A, as applicable, would acquire the Company for a purchase price paid in cash (such a transaction, a “financial buyer transaction”). Of these forty-two (42) interested parties, the Company entered into confidentiality agreements with six (6) parties, including Parent, Party A, Party B, Party C, and Party D. None of these confidentiality agreements included a “standstill” provision. During this period, the Company engaged in preliminary discussions with, and permitted due diligence to be conducted by, such parties.
On February 3, 2025, Parent and certain of its affiliates filed a Schedule 13D with respect to its investment in the Company.

On February 4, 2025, management had an introductory call with management from a public company in the biopharmaceutical industry (“Party A”) to discuss Party A’s interest in a potential transaction with the Company. During the discussion, Party A previewed different potential structures they were interested in pursuing with the Company, including a stock exchange followed by a post-closing buy back (such a transaction, a “non-cash tender transaction”).
On February 6, 2025, management exchanged an introductory email with management from a private clinical-stage biopharmaceutical company (“Party B”) to discuss Party B’s interest in a potential transaction with the Company.
Later on February 6, 2025, the Transaction Committee held a meeting, also attended by members of management and a representative of Wilson Sonsini. During this meeting, the Transaction Committee reviewed (i) the Company’s discontinuation of its AK006 program, (ii) the corresponding reduction in workforce, including an update with respect to exit costs and cash targets, (iii) considerations for a potential wind down of the Company, (iv) activities undertaken in connection with the exploration of strategic alternatives, including, among others, strategic mergers, asset sales or licensing transactions, reverse mergers and financial buyer transactions, and proposed criteria by which the Transaction Committee would evaluate the potential reverse merger transactions, and (v) feedback from various advisors regarding the scientific merits of the development programs of two (2) potential strategic partners. The criteria by which the Transaction Committee assessed reverse merger transactions included an evaluation of (a) the quality of the assets owned by the potential counterparty, (b) whether the potential counterparty had clear, proof of concept clinical data, (c) the development stage of the potential counterparty, (d) the counterparty’s product pipeline, (e) whether the counterparty was pursuing a concurrent private placement financing in order to ensure the counterparty had sufficient cash resources to reach the upcoming milestones with respect to the counterparty’s product candidates, (f) the quality of the potential investors that would participate in such a concurrent financing, (g) the minimum amount of cash the potential counterparty would require the Company to deliver at the closing of the reverse merger transaction, including whether the Company could distribute excess cash above the minimum cash threshold to its stockholders, (h) the industry within which the counterparty was engaged, (i) whether the counterparty was willing to ascribe any value to the Company’s products in the proposed transaction, (j) whether the counterparty was expected to have value inflection points within the next twelve (12) to twenty-four (24) months, (k) the capital structure of the counterparty, (l) whether the counterparty had sufficient infrastructure to maintain the Company’s public listing, and the ability to maintain such infrastructure, including whether the counterparty had financial statements sufficient to satisfy public company reporting standards, (m) whether the relative valuations ascribed to the Company and the potential counterparty in light of the foregoing factors was fair, and (n) the timeline to consummate the transaction and the Company’s projected cash balance at the closing. As part of this discussion, the Transaction Committee reviewed the status of discussions with potential counterparties, including that management had introductory calls or emails with various potential counterparties, including Parent, Party A and Party B. The Transaction Committee discussed benefits and drawbacks of engaging an investment bank to serve as financial advisor to the Company in connection with the strategic review process, including the potentially significant fee that would be payable to a financial advisor in the event a transaction was consummated. The Transaction Committee concluded that it would not engage a financial advisor at that time given the robust outreach that was underway and the level of inbound interest in a potential transaction that had been received. The Transaction Committee instructed management to continue to pursue discussions and engage in due diligence with the various potential counterparties, including Parent, Party A and Party B, while continuing to vet other potential opportunities as they arise.
Between February 6, 2025 and February 12, 2025, management held various calls with various parties, including Party A, Party B, Party C and Party D, that had expressed an interest in a potential strategic or other acquisition transaction with the Company and discussed preliminary due diligence materials, including the Company’s net cash position.
On February 7, 2025, management had an introductory call with management from a private clinical-stage biopharmaceutical company (“Party C”) to discuss Party C’s interest in a potential transaction with the Company, and following the call on February 7, 2025, the Company entered into a confidentiality agreement with Party C.
Also on February 7, 2025, management had an introductory call with management from a public company listed on an exchange outside of the United States (“Party D”) to discuss Party D’s interest in a potential transaction with the Company.

On February 12, 2025, the Transaction Committee held a meeting, also attended by members of management and a representative of Wilson Sonsini. The representative of Wilson Sonsini discussed with the directors their fiduciary duties in connection with each type of transaction that was being considered. The Transaction Committee discussed process, timing and other details of potential strategic alternatives and potential wind down and liquidation of the Company, including the Company’s cash runway. The Transaction Committee also reviewed the status of discussions with the various potential counterparties, including Parent, Party A, Party B, Party C and Party D. As part of this discussion, the Transaction Committee reviewed certain Company directors’ affiliation with Party B and Party C.
On February 19, 2025, the Allakos Board held a meeting, also attended by members of management and a representative of Wilson Sonsini. The Allakos Board discussed the discontinuation of AK006 program, the corresponding reduction in workforce, including management exit costs and the Company’s projected cash runway. The Allakos Board also reviewed the activities of the Transaction Committee in exploring strategic alternatives, including the criteria the Transaction Committee established to explore and evaluate potential internal and external strategic alternatives. The Allakos Board also discussed the status of discussions with Parent, Party A, Party B, Party C and Party D and planned next steps with each such potential counterparty. Following the discussion, the Allakos Board instructed the Transaction Committee to continue to advance discussions with Parent, Party A, Party B and Party C, while continuing to vet other potential opportunities as they arise. The Allakos Board reviewed the composition of the Transaction Committee and the affiliations between certain of its members and Party B and Party C. The Allakos Board determined to reconstitute the Transaction Committee to be Robert Alexander, Robert Andreatta and Paul Walker.
On February 20, 2025, the Company entered into a confidentiality agreement with Tang Capital.
On February 24, 2025, Party C submitted a non-binding indication of interest, with respect to a reverse merger transaction (the “Party C Proposal”). The Party C Proposal valued the Company at $45 million, consisting of assumed net cash at closing equal to $35 million, plus an additional amount equal to $10 million for the value of the Company’s public listing, and provided for the Company stockholders to own approximately 36% of the combined company (before giving effect to convertible note financings and a private investment in public equity (“PIPE”) transaction that would further dilute the holdings of both the Company’s stockholders and Party C’s current stockholders).
Also on February 24, 2025, the Company entered into a confidentiality agreement with each of Party A and Party B.
On February 25, 2025, the Company granted Parent access to the Company’s virtual data room to allow Parent to conduct further due diligence on the Company.
On February 26, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. The Transaction Committee reviewed and discussed the Party C Proposal, including (i) the strength of Party C’s management team and clinical pipeline, and its potential for value creation in connection with a clinical study readout anticipated to occur in the near future, (ii) the relative valuations of the Company and Party C, and (iii) the likelihood of, and anticipated speed to, closing the proposed transaction. The Transaction Committee further discussed challenges and risks associated with a transaction with Party C including concerns regarding Party C’s public company readiness and ability to consummate a transaction on an acceptable timeline, and the fact that Party C had not held discussions with potential third-party PIPE investors and risks with respect to Party C’s ability to secure PIPE financing in the amount required to fund operations of the combined companies and at its proposed valuation. The Transaction Committee also discussed the status of discussions with Party A, Party B and Parent, and that management had been engaging in preliminary diligence discussions with each of the parties. The Transaction Committee (a) determined that it was appropriate to begin to move the strategic review process towards a conclusion and to solicit proposals from Parent, Party A and Party B and (b) instructed management to request proposals from each of Parent, Party A and Party B.
Also on February 26, 2025, Party D submitted an unsolicited non-binding indication of interest, with respect to a reverse merger transaction (the “Party D Proposal”). The Party D Proposal valued the Company at $60 million, consisting of assumed net cash at closing equal to $40 million and contemplated a $100 million PIPE transaction.

On February 27, 2025, management sent a bid solicitation letter to each of Party A and Party B requesting that such parties submit a proposal for a reverse merger transaction (in the case of Party B) or a financial buyer transaction (in the case of Party A) by March 7, 2025.
Also on February 27, 2025, the Company granted Party A access to the Company’s virtual data room to allow Party A to conduct further due diligence on the Company.
On February 28, 2025, the Company entered into a confidentiality agreement with Party D.
On March 3, 2025, management sent a bid solicitation letter to Parent requesting that Parent submit a proposal for a financial buyer transaction by March 7, 2025.
On March 4, 2025 and on March 5, 2025, management spoke with the management of Parent and Tang Capital to discuss certain due diligence topics, including certain of the Company’s clinical programs and publicly available financial information of the Company.
Also on March 5, 2025, the Company granted Party B access to the Company’s virtual data room to allow Party B to conduct further due diligence on the Company.
On March 6, 2025, the Company granted Party C access to the Company’s virtual data room to allow Party C to conduct further due diligence on the Company.
On March 7, 2025, Party B submitted a non-binding indication of interest, with respect to a reverse merger transaction (the “Party B Proposal”). The Party B Proposal valued the Company at $45 million, consisting of assumed net cash at closing equal to $35 million, plus an additional amount equal to $10 million for the value of the Company’s public listing, and provided for the Company stockholders to own approximately 7.3% of the combined company, which accounted for dilution at the low-end of the capital raise range from a contemplated concurrent PIPE transaction.
Later on March 7, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. The Transaction Committee reviewed and discussed the Party B Proposal, including (i) the strength of Party B’s management team and clinical pipeline, and its potential for value creation upon clinical study data readouts anticipated in the near future, (ii) the relative valuations of the Company and Party B, and (iii) the likelihood of, and anticipated speed to, closing the proposed transaction. The Transaction Committee also discussed challenges and risks associated with a transaction with Party B including concerns regarding Party B’s public company readiness and ability to consummate a transaction on an acceptable timeline, and the fact that Party B had not held discussions with potential third-party PIPE investors and risks with respect to Party B’s ability to secure PIPE financing at its proposed valuation. The Transaction Committee also reviewed the benefits and challenges involved in a reverse merger transaction as proposed by each of Party B and Party C. The Transaction Committee also reviewed and discussed the Party D Proposal. Management noted that it did not believe that Party D was a credible counterparty, and that Party D carried an unsustainable amount of indebtedness, and would not be able to secure PIPE financing in the amount required to fund operations of the combined companies and at its proposed valuation. The Transaction Committee agreed with management and determined that it would not pursue further discussions with Party D. Management also noted to the Transaction Committee that the Company was expecting to receive proposals for financial buyer transactions from each of Parent and Party A later that day. The Transaction Committee also discussed the potential of receiving a non-cash tender transaction offer from Party A, as discussed with Party A during an introductory call, and the risks to the Company stockholders associated with the limited liquidity related to such a non-cash tender transaction. The Transaction Committee directed management to continue to engage with Parent, Party A, Party B and Party C in an effort to solicit best proposals from each of those parties for the Allakos Board’s evaluation.
Later on March 7, 2025, Parent submitted a non-binding indication of interest to acquire all the outstanding shares of Allakos Common Stock for $0.32 per share in cash (the “Parent Proposal”), which represented an approximately 23% premium over the closing trading price of Allakos Common Stock on March 7, 2025. The Parent Proposal assumed the Company’s closing net cash to be $35 million. The Parent Proposal also stated that Parent had substantially completed its due diligence of the Company and was prepared to sign the definitive agreement with the Company within nineteen (19) days.
Still later on March 7, 2025, Party A submitted a non-binding indication of interest for, at the Company’s election, either (i) a tender offer to acquire all of the outstanding shares of Allakos Common Stock, at a valuation equal to the Company’s net cash (which was assumed to be $35 million), minus $7 million, plus a contingent value right for 85% of the net proceeds from the sale of the Company’s legacy assets, or (ii) a $30 million exchange offer to acquire all of the outstanding shares of Allakos Common Stock in exchange for shares of Party A, followed by a post-closing buy back of up to $28 million of Party A’s common stock held by the Company stockholders (the “Party A Proposal”). The Party A Proposal also required that the Company enter into exclusivity with Party A for 30 days.
On March 11, 2025, management spoke with the management of Parent and Tang Capital to discuss certain due diligence topics and management also informed Parent that the Allakos Board would be considering multiple proposals in the coming days and requested that Parent provide its “best and final” proposal for a financial buyer transaction as soon as possible.
Also on March 11, 2025, management informed Party A that the Allakos Board would be considering multiple proposals in the coming days and requested that Party A provide its “best and final” proposal for a financial buyer transaction as soon as possible.
On March 12, 2025, management spoke with the management of Parent and Tang Capital to discuss certain due diligence topics.
Also on March 12, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. The Transaction Committee reviewed the terms of the proposals received from each of Party A, Party B, Party C and Parent, and the status of discussion and due diligence conducted by each party. The Transaction Committee evaluated the cash positions, the product candidates and the public company readiness of Party B and Party C, and prevailing public market conditions. The Transaction Committee considered the risks related to Party B’s and Party C’s ability to secure PIPE financing in the amounts required to fund operations of the combined companies and at the valuations outlined in their respect proposals, the timeline on which such transactions could be consummated (if at all), and the ongoing cash needs of the combined company post-transaction. It was the consensus of the Transaction Committee that (i) the timeline to closing a reverse merger transaction with Party B or Party C could reasonably exceed the Company’s anticipated cash runway, (ii) the ability of Party B and Party C to secure third-party financing at the proposed valuation was uncertain, (iii) the future success of Party B’s and Party C’s clinical pipeline was highly speculative, and that a transaction with either Party B or Party C may not result in a successful outcome for the Company’s stockholders, (iv) as a result, the financial buyer transactions proposed by Parent and Party A offered greater certainty of closing and value to the Company’s stockholders than the reverse merger proposals from Party B and Party C, and (v) the Company should focus its efforts on entering into a definitive agreement for a financial buyer transaction with either Party A or Parent as soon as possible. Management informed the Transaction Committee that Parent stated that it had substantially completed its due diligence of the Company, and that Party A required 30 days of exclusivity to complete due diligence. The Transaction Committee noted that it did not ascribe a material value to Party A’s contingent value right given the economic value of the Company’s assets and the additional cost of exploring a sale of those assets. The Transaction Committee considered the anticipated return to the Company’s stockholders in the event the Company liquidated and noted that the per share price offered by each of Parent and Party A was greater than the anticipated shareholder return in a liquidation. The Transaction Committee instructed management to continue to pursue a financial buyer transaction with either Parent or Party A and that Parent and Party A should submit their respective “best and final” offers for further consideration.
On March 14, 2025, Parent submitted a revised non-binding indication of interest (the “Parent Revised Proposal”) to acquire all the outstanding shares of Allakos Common Stock for $0.33 per share in cash. The Parent Revised Proposal assumed the Company’s closing net cash to be $35.5 million. The Parent Revised Proposal also indicated that Parent substantially completed its due diligence of the Company and was prepared to sign the definitive agreement with the Company within twelve (12) days.
Also on March 14, 2025, Party A submitted a revised non-binding indication of interest (the “Party A Revised Proposal”). The Party A Revised Proposal proposed an acquisition of Allakos Common Stock for $0.33 per share in cash and assumed the Company would have a closing net cash balance of $35.65 million. The Party A Revised Proposal also required that the Company enter into exclusivity with Party A for thirty (30) days.
On March 15, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. The Transaction Committee reviewed and evaluated the Parent Revised Proposal and the Party A Revised Proposal, including the revised offer price and assumed net cash positions of the Company. The Transaction Committee discussed the due diligence that had been undertaken by each party, including that Parent was substantially complete with its due diligence of the Company and was prepared to execute a definitive agreement within eleven (11) days, and that Party A required thirty (30) days of exclusivity to finalize its diligence. The representatives of Wilson Sonsini reviewed with the directors their fiduciary duties in connection with each type of transaction that was being considered. The Transaction Committee determined to pursue a transaction with Parent, in light of the fact that Parent had completed a substantial amount of due diligence of the Company, that Parent was ready to move to sign the definitive agreement quickly, and the positive impact of an accelerated timeline on maximizing shareholder value.
On March 17, 2025, the Allakos Board held a meeting, also attended by members of management and representatives of Wilson Sonsini. At this meeting, the Allakos Board reviewed the activities undertaken by the Transaction Committee, the proposals submitted by Parent, Party A, Party B, Party C and Party D, the process followed by the Transaction Committee in evaluating each offer, and the various meetings held by the Transaction Committee to evaluate whether a reverse merger transaction or a financial buyer transaction would be in the best interests of the Company and its stockholders. The Allakos Board also discussed the (i) state of the Company’s business including its current and projected cash burn, (ii) current state of capital markets and the challenges that the Company would face raising funds through the sale of its equity on favorable terms, if at all, (iii) impact such challenges have on desirability of pursuing strategic alternatives, (iv) the reverse merger transactions proposed by each of Party B and Party C, including, among other things, the businesses of each potential counterparty, the valuation of the Company implied by each proposal, the readiness of each potential counterparty to complete a transaction in a timely matter, and the outlook of a combined company if either proposed transaction is successful, and (v) the financial buyer transactions proposed by each of Parent and Party A, including, among other things, the terms of and value implied by each offer, the conditions to a transaction included in each offer, the extent of due diligence conducted by each potential counterparty, the transaction certainty and time to closing. The Allakos Board discussed the risks of consummating a reverse merger transaction with either Party B or Party C. The Allakos Board considered the anticipated return to the Company’s stockholders in the event the Company liquidated, and noted that the per share price offered by each of Parent and Party A was greater than the anticipated shareholder return in a liquidation. As part of the discussion, the Transaction Committee unanimously recommended that the Allakos Board approve the negotiation of definitive agreement with Parent, on the terms set forth in the revised non-binding indication of interest submitted by Parent. The Allakos Board concurred with the Transaction Committee’s recommendation and instructed management to enter into a definitive agreement reflecting the Parent Revised Proposal as soon as possible. Management notified Parent of its intent to enter into a definitive agreement.
On March 18, 2025, management notified Party A, Party B and Party C of the Company’s determination not to further pursue a transaction with each party.
On March 20, 2025, management met with representatives of Houlihan Lokey to discuss engaging Houlihan Lokey to issue a fairness opinion in connection with a transaction.
On March 21, 2025, management received an initial draft of a Merger Agreement from Parent. The draft Merger Agreement included a fixed price per share of $0.33 for the Offer and the Merger based on the minimum net cash closing condition of $35.5 million and no additional price adjustment for any excess cash. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for: (i) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h); (ii) the acceleration and cash-out of certain Allakos equity awards; (iii) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defines the standard for certain closing risk; (iv) customary representations and warranties with respect to Allakos and Parent and Purchaser, including a representation by Parent and Purchaser regarding the concurrent delivery of an executed limited guaranty to guarantee Parent and Purchaser’s obligations under the Merger Agreement; (v) Allakos’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior company proposal; and (vi) Allakos’s ability to terminate the Merger Agreement to accept a superior company proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included a termination fee payable by the Company in certain circumstances, including in connection with entering into a superior company proposal and included all expenses of Parent and Purchaser and all costs related to existing and anticipated legal proceedings and settlements as deductions to the Company’s net cash.
On March 25, 2025, representatives of Wilson Sonsini sent to representatives of Parent’s outside counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”) a revised draft of the Merger Agreement providing for, among other things, (i) a base price per share equal to $0.33 and an additional price per share of up to $0.02 for the Offer and the

Merger, (ii) a lesser termination fee payable by the Company, and (iii) made changes to the definitions of the components used in the calculation of the Company’s net cash, including inserting a cap for fees and expenses of Parent and Purchaser and a cap for post-closing legal proceeding costs.
Also on March 25, 2025, management notified Party D of the Company’s determination not to further pursue a transaction with Party D.
On March 26, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. At this meeting, the Transaction Committee reviewed the status of negotiations with Parent and the material terms of the proposed Merger Agreement. Management noted that it has not received any new in-bound inquiries regarding strategic alternatives. Following the discussion, the Transaction Committee instructed management to resolve open points in the definitive agreements with Parent as soon as possible. The Transaction Committee also reviewed the Company’s discussions with Houlihan Lokey with respect to a fairness opinion related to the potential transaction with Parent, including the fees associated with such fairness opinion and the status of Houlihan Lokey’s review of information provided by management regarding the Company. The Transaction Committee considered, among other reasons, Houlihan Lokey’s reputation, its experience in advising companies in connection with similar transactions and its familiarity with the industry in which the Company operates. Following the discussion, the Transaction Committee authorized management to engage Houlihan Lokey.
Also on March 26, 2025, management spoke with the management of Parent and Tang Capital to discuss anticipated timing to signing a definitive merger agreement and the additional price per share of up to $0.02. Following discussion, Mr. Alexander and Mr. Tang agreed that the next draft of the Merger Agreement would reflect a price per share of $0.33 in cash and no additional price per share.
Between March 26, 2025 and April 1, 2025, representatives of the Company and representatives of Parent exchanged drafts of the Merger Agreement and other definitive documents, including the Limited Guaranty and the Support Agreements, and agreed on final forms of the definitive documents for the transaction. Revisions to the Merger Agreement included revisions to: (i) the Company termination fee; (ii) the scope of transaction expenses; (iii) the cap on post-closing legal proceeding costs; and (iv) certain other revisions with respect to the representations and warranties and covenants. Revisions to the Limited Guaranty included revisions to conform terms to the Merger Agreement.
On March 27, 2025, the Company entered into an engagement letter with Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) retaining Houlihan Lokey to provide an opinion to the Allakos Board as to the fairness, from a financial point of view, to the holders of Allakos Common Stock (other than Parent, Purchaser or their respective affiliates) of the consideration to be received by such holders in a potential transaction with Parent.
On March 30, 2025, the Transaction Committee held a meeting, also attended by members of management and representatives of Wilson Sonsini. Representatives of Wilson Sonsini reviewed with the directors their fiduciary duties and summarized the terms in the Merger Agreement. In addition, representatives of Houlihan Lokey, at the request of the Transaction Committee, reviewed with the Transaction Committee Houlihan Lokey’s review of information provided by management regarding the Company, including a liquidation analysis prepared by management (described in this Item 4 under the heading “Allakos Management Dissolution Analysis”), and preliminary financial analysis of the Company and the Offer and the Merger. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Transaction Committee and the Allakos Board”), the Transaction Committee unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, and (ii) recommended that the Allakos Board (a) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (b) duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (c) declare the Merger Agreement and the Transactions advisable and (d) recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
On April 1, 2025, the Allakos Board held a meeting attended by all members of the Allakos Board and also attended by members of management, representatives of Wilson Sonsini and representatives of Houlihan Lokey. Representatives of Wilson Sonsini reviewed with the directors their fiduciary duties and summarized the terms in the Merger Agreement. In addition, representatives of Houlihan Lokey, at the request of the Allakos Board, reviewed with the Allakos Board Houlihan Lokey’s financial analysis of the Company and the Offer and the Merger, and rendered to the Allakos Board an oral opinion, subsequently confirmed by delivery to the Allakos Board of a written opinion dated April 1, 2025, to the effect that, based upon and subject to the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of the opinion set forth therein, as of such date, the Offer Price to be received by the holders of Allakos Common Stock (other than Parent, Purchaser or their respective affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser or their respective affiliates). For more information regarding Houlihan Lokey’s opinion, please see this Item 4 under the heading “Opinion of Houlihan Lokey Capital, Inc.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions and the materials that had previously been circulated to the Allakos Board (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Transaction Committee and the Allakos Board”), all members of the Allakos Board, acting upon the unanimous recommendation of the Transaction Committee, unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Later on April 1, 2025, following the Allakos Board’s approval of the Merger Agreement, and the Transactions, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
Before the opening of trading of the U.S. stock markets on April 2, 2025, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all of the outstanding Shares at the Offer Price.
On April 15, 2025, Parent commenced the Offer, and later on April 15, 2025, the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Transaction Committee and the Allakos Board
In evaluating the Offer and the Merger, the Transaction Committee and the Allakos Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).
The Transaction Committee and the Allakos Board believed that the following material factors and benefits supported their determination and recommendation:
•
Premium. The current and historical market prices for the Shares, and the fact that the Offer Price represents a premium to recent market prices of the Shares, including an approximately 50% premium to the Company’s closing share price prior to the Company’s public announcement on April 2, 2025;

•	Certainty of Value. The fact that the Offer Price is all cash, providing immediate value and liquidity to the Company’s stockholders for their Shares;
•
Results of Strategic Review Process. The Transactions were the result of a reasoned, fully informed process overseen by the Transaction Committee. As part of that process, the Company considered forty (40) potential parties that either directly, or indirectly through their investment bankers, expressed interest in a reverse merger transaction and two (2) potential parties (including Parent) that directly expressed interest in a financial acquisition transaction for a purchase price paid in cash. Following the review of the transaction proposals, the Transaction Committee believed that the cash acquisition transaction proposals offered greater certainty of closing and value to the Company’s stockholders than the reverse merger transaction proposals considering prevailing public market conditions, the ability to secure PIPE financing in the amounts required to fund operations of the combined companies and at the valuations outlined in the reverse merger proposals, the timeline on which such reverse merger transactions could be consummated (if at all), the ongoing cash needs of the combined companies post-transaction and other risks with respect to a reverse merger transaction structure;

•	Best Value. The belief of the Transaction Committee and the Allakos Board that the Offer Price represented the best value reasonably obtainable by the Company under the circumstances;
•	No Financing Condition. The fact that the Transactions are not subject to any financing condition;

•
Prospects of the Company on a Standalone Basis. The Transaction Committee’s and the Allakos Board’s assessment of the assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of the Company’s clinical programs, the Company’s market capitalization and its workforce reductions in January 2024 and January 2025;

•
Expected Return to Stockholders if the Company Liquidated. The Transaction Committee’s and the Allakos Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described under in this Item 4 under the heading “Allakos Management Dissolution Analysis”) and, among other factors, the following:

○
an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

○
the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

○	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and
○
the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders;

•
Opinion of Houlihan Lokey. The financial analysis reviewed by Houlihan Lokey with the Allakos Board as well as the oral opinion of Houlihan Lokey rendered to the Allakos Board on April 1, 2025 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 1, 2025) as to, as of such date, the fairness, from a financial point of view, to the holders of Allakos Common Stock, other than Parent, Purchaser, and their respective affiliates (the “Excluded Holders”) of the Offer Price (consisting of $0.33 per Share in cash) to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement, as more fully described in this Item 4 under the heading “Opinion of Houlihan Lokey”;

•
Reasonable Likelihood of Consummation. The belief of the Transaction Committee and the Allakos Board that the Transactions have a reasonable likelihood of closing on an acceptable timeline in light of the Company’s cash runway and forecast;

•	Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arm’s-length negotiations, with the factors considered including:
○	the Company’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;
○	the Allakos Board’s belief that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal;
○	the Allakos Board’s ability, under certain circumstances, to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer;
○
the Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement and the Allakos Board’s belief that the termination fee payable by the Company in such instance was reasonable and not preclusive of other offers;

○	the limited conditions to the Company’s obligation to consummate the Merger, making the Merger reasonably likely to be consummated; and
○	the Company’s ability to specifically enforce Parent’s and Purchaser’s obligations to cause the Offer and the Merger to be completed;
•
Minimum Condition. The fact that the minimum condition per the Merger Agreement, whereby the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Purchaser and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived; and

•
Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

The Transaction Committee and the Allakos Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:
•
No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•
No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $1.2 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve (12) months after such termination;

•
Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have significantly less cash that could potentially be distributed to stockholders;

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $500,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•
Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Allakos and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Transaction Committee and the Allakos Board in their consideration of the Offer and the Merger. After considering these and other factors, the Transaction Committee and the Allakos Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Transaction Committee and the Allakos Board, and the complexity of these factors, neither the Transaction Committee nor the Allakos Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Transaction Committee and each member of the Allakos Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Transaction Committee’s and the Allakos Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”
Allakos Management Dissolution Analysis
At the direction of the Transaction Committee, to assist the Transaction Committee’s and the Allakos Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s shareholders tender their Shares into the Offer, Allakos management prepared the “Management Dissolution Case,” a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. The Management Dissolution Case was also provided to Houlihan Lokey, who was authorized and directed to use and rely upon such analysis for purposes of its opinion to the Allakos Board. In conducting this analysis, Allakos management developed high-case and low-case scenarios for the Allakos Board’s consideration. The high-case scenario assumes Allakos will be able to complete its Phase 1 clinical study close-out activities and business wind-down activities such that an initial distribution to the Company’s stockholders is made on December 15, 2025. The low-case assumes Allakos takes longer to close-out its Phase 1 study and business wind-down activities such that the initial distribution to the Company’s stockholders is made on March 15, 2026. Under both of these scenarios, the management determined the implied equity value of Allakos Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to the Company’s stockholders in an orderly liquidation of Allakos. In the high-case scenario, Allakos management estimated that, after payment of severance, transaction expenses, insurance, and other expenses, approximately $22.3 million in cash would be available for distribution at the commencement of the liquidation process, with another approximately $2.1 million payable from the present value of the holdback reserve to satisfy potential liabilities post-dissolution within twenty-four (24) months from the date of initial distribution (the “Holdback Period”). These assumptions resulted in an aggregate present value of approximately $24.4 million, or approximately $0.27 per Share, assuming, based on management’s good faith estimate, a discount rate of 3.50% representing the average one-month term, forward Secured Overnight Financing Rates for the twenty-four (24) month Holdback Period as of the time of management’s analysis. In the low-case scenario, Allakos management estimated that, after payment of severance, transaction expenses, insurance, and other expenses, approximately $17.9 million in cash would be available for distribution at the commencement of the liquidation process, with another approximately $2.1 million payable from the present value of the holdback reserve within the Holdback Period. These assumptions resulted in an aggregate present value of approximately $19.9 million, or approximately $0.22 per Share, assuming, based on management’s good faith estimate, a discount rate of 3.50%. The estimates for both the high-case and low-case scenarios are lower than the $0.33 per Share offered to the Company’s stockholders in the Merger Agreement.
The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle the Company’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Allakos of its remaining obligations (including obligations to continue SEC filings) and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Management Dissolution Case, that the Management Dissolution Case accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

Dissolution Model ($ amounts in thousands, except per share amounts)
	High-Case Scenario			Low-Case Scenario
	Estimated Company Obligations Prior to Initial Liquidation	Estimated Company Holdback Obligations During Holdback Period		Estimated Company Obligations Prior to Initial Liquidation	Estimated Company Holdback Obligations During Holdback Period
		Year 1	Year 2		Year 1	Year 2
Beginning Cash, Cash Equivalents and Short-Term Investments(1)	$80,820	$4,400	$3,450	$80,820	$4,400	$3,450

Operating Expenses
External Expenses(2)	21,900	950	1,250	24,100	950	1,250
Personnel Expenses(3)	41,538	—	—	46,513	—	—
Total Operating Expenses	63,438	950	1,250	70,613	950	1,250
Interest and Other Income, net	(1,710)	—	—	(2,110)	—	—
Net Loss	(61,728)	(950)	(1,250)	(68,503)	(950)	(1,250)

Cash Adjustments
Working Capital Adjustments(4)	(13,354)	—	—	(13,354)	—	—
Non-Cash Depreciation and Stock-Based Compensation(5)	21,000	—	—	23,300	—	—
Total Cash Adjustments	7,646	—	—	9,946	—	—
Estimated Ending Net Cash, Cash Equivalents and Short-Term Investments	$26,738	$3,450	$2,200	$22,263	$3,450	$2,200

Estimated Cash Holdback(6)	$4,400		$—	$4,400		$—
Present Value Discount(7)	$—		$(146)	$—		$(146)
Estimated Distribution to Stockholders	$22,338		$2,054	$17,863		$2,054

Estimated Shares Outstanding at Liquidation(8)	91,221,000		91,221,000	91,503,000		91,503,000
Estimated Per Share Distribution to Stockholders	$0.245		$0.023	$0.195		$0.022
Total Estimated Per Share Distribution to Stockholders			$0.27			$0.22

(1)	Beginning Cash, Cash Equivalents and Short-Term Investments of $80,820 reflects the Company’s amounts held as of December 31, 2024.
(2)
External Expenses reflects costs associated with exiting the AK006 development program, maintaining public reporting as well as general and administrative responsibilities, purchase of directors and officers (“D&O”) tail coverage, non-cash depreciation amounts and, with respect to the Holdback Period, estimated liquidation expenses, costs and fees.

(3)
Personnel Expenses reflects costs associated with severance in connection with the January 2025 restructuring plan, salaries and benefits for key personnel until liquidation, contractual severance upon liquidation, and non-cash stock-based compensation amounts.

(4)	Working Capital Adjustments reflects cash outflows to settle liabilities, net of recoverability of assets other than cash and short-term investments.
(5)	Non-Cash Depreciation and Stock-Based Compensation reflects an add-back of a portion of the Personnel Expenses included in Operating Expenses that relates to stock-based compensation.
(6)	Estimated Cash Holdback line item includes estimated liquidation expenses and the D&O retention obligation of the Company in the event of future claims.
(7)
Present Value Discounts line reflects discount of estimated distributions to stockholders after the twenty-four (24) month Holdback Period using the average one-month term, forward Secured Overnight Financing Rates for the twenty-four (24) month Holdback period of 3.50%.

(8)
Estimated Shares Outstanding at Liquidation reflects the number of Shares outstanding as of April 1, 2025, including the regular vesting of outstanding Allakos RSUs and assuming no new Allakos RSUs are issued in 2025.

Opinion of Houlihan Lokey
Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Houlihan Lokey” section shall have the meaning ascribed to such term in Annex I.
On April 1, 2025, Houlihan Lokey orally rendered its opinion to the Allakos Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated April 1, 2025) as to, as of such date, the fairness, from a financial point of view, to the holders of Allakos Common Stock (other than the Excluded Holders) of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement.
Houlihan Lokey’s opinion was directed to the Allakos Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Allakos Common Stock (other than the Excluded Holders) of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex I to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Allakos Board, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender Shares pursuant to the Offer.
In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:
•	reviewed a draft, dated April 1, 2025, of the Merger Agreement;
•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;
•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including the Management Dissolution Case;

•
spoke with certain members of Allakos management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transactions and related matters;

•
considered the results of the solicitation processes conducted by the Company with respect to a possible sale of the Company or other strategic transactions, which the Allakos Board advised Houlihan Lokey did not result in the Company receiving any alternative proposals with respect to a sale of the Company or other strategic transaction that the Company considered were superior to the Transactions and the Offer Price;

•
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•
reviewed a certificate addressed to Houlihan Lokey from senior Allakos management which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Allakos management advised Houlihan Lokey, and at the Allakos Board’s direction Houlihan Lokey relied upon and assumed, that the Management Dissolution Case was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the expected realizable value for the Company’s assets in a liquidation of such assets and the amounts estimated to be available for, and timing of, distributions to the holders of Allakos Common Stock. Without limitation to the foregoing, Allakos management advised Houlihan Lokey, and at the Allakos Board’s direction Houlihan Lokey relied upon and assumed, that in a liquidation of its assets, the Company would receive no value for its net operating losses. In addition, at the Allakos Board’s direction, Houlihan Lokey relied, without independent verification, solely upon the judgment of Allakos management regarding all aspects of the Management Dissolution Case. Houlihan Lokey expressed no view or opinion with respect to the Management Dissolution Case or the assumptions on which it was based.
Allakos management advised Houlihan Lokey, and at the Allakos Board’s direction Houlihan Lokey relied upon and assumed, that (i) the Company is a clinical-stage biopharmaceutical company with none of its drug candidates approved for commercial sale, (ii) the Company’s business is dependent on the successful development, regulatory approval and commercialization of its product candidates, (iii) the Company’s clinical study results announced in January 2025 led to the implementation of a plan to reduce its workforce by approximately 75% and the discontinuation of its AK006 development efforts (the “January 2025 Corporate Restructuring”), (iv) all of the Company’s remaining product candidates under development are in preclinical studies and were also discontinued as part of the January 2025 Corporate Restructuring, (v) since its inception, the Company has not generated any revenue and has incurred significant losses, (vi) the Company anticipates that it will not generate any revenue and will continue to incur significant losses for the foreseeable future, (vii) the Company received a letter from the Nasdaq Listing Qualifications Staff that its common stock did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Global Select Market, (viii) in the absence of the Transactions or other similar potential strategic transaction offered by another party, and based on diligence performed to date by the Company, the Company believes that it would have no reasonable acceptable alternative other than to liquidate and dissolve the Company, (ix) the values the Company would receive for its assets in liquidation and dissolution could be significantly lower than the values reflected in the Company’s financial statements and (x) the recovery that would be received by holders of Allakos Common Stock in a liquidation and dissolution of the Company likely would be materially less than the consideration to be received in the Transactions.
Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. At the Allakos Board’s direction, Houlihan Lokey relied upon the Management Dissolution Case for purposes of its analyses and opinion. In reaching its conclusions in its opinion, with the Allakos Board’s consent and approval, (i) Houlihan Lokey did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and, as the Allakos Board advised Houlihan Lokey and directed Houlihan Lokey to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transactions were available, and (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.
Houlihan Lokey relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (ii) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (iv) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (x) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (y) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company or the

Transactions that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Management Dissolution Case, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained in the Management Dissolution Case accurately reflected the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in the Management Dissolution Case were not accurate, the conclusions set forth in Houlihan Lokey’s opinion could be materially affected. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.
Houlihan Lokey was not requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transactions, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transactions, (ii) negotiate the terms of the Transactions or (iii) advise the Allakos Board or any other party with respect to alternatives to the Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As the Allakos Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Transactions, and its opinion did not purport to address potential developments in any such markets. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Shares could be purchased or sold, or otherwise be transferable, at any time.
Houlihan Lokey’s opinion was furnished for the use of the Allakos Board (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without its prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Allakos Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Transactions or otherwise.
Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Allakos Board, the Company, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, any terms or aspects of the support agreements to be entered into in connection with the Transactions, (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available for the Company or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company, on the assessments by the Allakos Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transactions or otherwise.
In preparing its opinion, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. The estimates contained in the Management Dissolution Case, and the implied value reference ranges indicated by such analysis, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analysis. In addition, any analysis relating to the value of assets, businesses or securities does not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, such analysis are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Allakos Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Allakos Board or management with respect to the Transactions or the Offer Price. The type and amount of consideration comprising the Offer Price payable in the Transactions were determined through negotiation between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Allakos Board.
Financial Analysis
Overview
The following is a summary of the material financial analysis considered by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Allakos Board on April 1, 2025. The summary of this analysis is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor the underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all reviews undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor.
In reaching its conclusions in its opinion, (i) Houlihan Lokey did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and, as the Allakos Board advised Houlihan Lokey and directed Houlihan Lokey to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transactions were available, and (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.
Management Dissolution Case
Houlihan Lokey reviewed and considered the Management Dissolution Case, which was prepared by the management of the Company and is described in this Item 4 under the heading “Allakos Management Dissolution Analysis.” The Management Dissolution Case estimated the potential realizable values for the Company’s assets in a liquidation and the remaining amounts, if any, available upon completion of such liquidation for distribution to holders of Allakos Common Stock. Houlihan Lokey noted that the Management Dissolution Case estimated the (a) total gross proceeds in a liquidation, based on cash, cash equivalents, and short-term investments as of December 31, 2024 plus the estimated recoverability of certain current and long-term assets, to be $85.96 million; (b) total cash burn from January 1, 2025 to May 15, 2025 to be $49.73 million; and (c) range of the total additional liquidation costs through initial distribution of $13.89 million to $18.37 million. The Liquidation Analysis also added the present value of a holdback amount, net of claims, calculated to be $2.05 million, which resulted in a reference range of net cash available for distribution, including the holdback amount, of $19.9 million to $24.4 million, resulting in an implied value reference range of $0.22 to $0.27 per Share, as compared to the Offer Price in the Transactions pursuant to the Merger Agreement of $0.33 per Share.

Other Matters
Houlihan Lokey was engaged by the Company to render an opinion to the Allakos Board as to the fairness, from a financial point of view, to the holders of Allakos Common Stock (other than the Excluded Holders) of the Offer Price to be received by such holders (other than the Excluded Holders) in the Transactions pursuant to the Merger Agreement. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Company, Houlihan Lokey will receive a fee of $500,000 for such services, of which $250,000 became payable upon its retention by the Company and the remainder became payable upon the delivery of its opinion. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Tang Capital or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.
Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Tang Capital or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Tang Capital (collectively, with Tang Capital, the “Tang Group”), other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by Tang Capital, other participants in the Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Tang Group, other participants in the Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Tang Group, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Intent to Tender
To the knowledge of Allakos, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of Allakos’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 8.07% of the outstanding Shares as of April 1, 2025. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary contained in Item 3 under the heading “Form of Tender and Support Agreement,” which is incorporated herein by reference.
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither Allakos nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Allakos’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Allakos, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (i) the transactions set forth in Annex II, (ii) the scheduled vesting of Allakos RSUs and issuances by Allakos with respect thereto, (iii) the scheduled vesting of Allakos Options, and (iv) the grant of Allakos Options and Allakos RSUs in the ordinary course, no transactions with respect to Shares have been effected by Allakos or, to the knowledge of Allakos after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Allakos is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:
•	a tender offer for, or other acquisition of, Allakos’s securities by Allakos, its subsidiaries or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Allakos or any of its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of Allakos or any of its subsidiaries; or
•	any material change in the present dividend rate or policy or indebtedness or capitalization of Allakos.
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Allakos Board or the Transaction Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
ITEM 8.	ADDITIONAL INFORMATION
The information set forth in Item 3 under the heading “Arrangements Between Allakos and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Transaction Committee has approved, and recommended that the Allakos Board approve, the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Based on the recommendation of the Transaction Committee, the Allakos Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Allakos, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Allakos in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Delaware
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Allakos Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date this notice is given, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date this Schedule 14D-9 is provided (which such date is April 15, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand
All written demands for appraisal should be addressed to Allakos Inc., 149 Commonwealth Drive, Suite 1090, Menlo Park, California 94025.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”
Determination of Fair Value
After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.
Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Allakos, please see Allakos’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 12, 2025.
Legal Proceedings
There is no pending litigation that Allakos is aware of challenging the Offer, the Merger or the other Transactions.
Regulatory Approvals
Parent and Allakos are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Allakos have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.
Important Additional Information and Where to Find It
In connection with the proposed acquisition of the Company, Parent and Purchaser commenced the Offer on April 15, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Parent and Purchaser have filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Alliance Advisors, LLC, by toll-free telephone at (844) 202-5733 (or, if outside of the United States, at (209) 637-2988) or by email at allk@allianceadvisors.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financials & Filings” section of the Company’s website at https://investor.allakos.com/.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions, and the potential effects of the proposed Transactions on the Company. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the Shares; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.
The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 15, 2025 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Opinion of Houlihan Lokey Capital, Inc., dated April 1, 2025 (included as Annex I to this Schedule 14D-9).
(a)(5)(A)	Press Release issued by Allakos on April 2, 2025 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-38582) filed on April 2, 2025).
(e)(1)
Agreement and Plan of Merger, dated April 1, 2025, by and among Allakos, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38582) filed on April 2, 2025).

(e)(2)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38582) filed on April 2, 2025).
(e)(3)	Mutual Confidentiality Agreement, dated February 20, 2025, by and between Allakos and Tang Capital (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Limited Guaranty, dated as of April 1, 2025 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(5)
2012 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-225836) filed on June 22, 2018).

(e)(6)
2018 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A (File No. 333-225836) filed July 9, 2018).

(e)(7)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-225836) filed July 9, 2018).
(e)(8)
Employment Letter, dated July 6, 2018, by and between Allakos and Robert Alexander, Ph.D. (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1/A (File No. 333-225836) filed on July 9, 2018).

(e)(9)
Employment Letter, dated July 6, 2018, by and between Allakos and Adam Tomasi, Ph.D. (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1/A (File No. 333-225836) filed on July 9, 2018).

(e)(10)
Employment Letter, dated April 15, 2021, by and between Allakos and Harlan Baird Radford, III (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38582) filed on May 10, 2021).

(e)(11)	Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38582) filed on August 7, 2024).
(e)(12)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-225836) filed on June 22, 2018).
(e)(13)
Form of Indemnification Agreement between Allakos and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (File No. 333-225836) filed on June 22, 2018).

(e)(14)	Change of Control and Severance Policy (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1/A (File No. 333-225836) filed on July 9, 2018).
(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 15, 2025

Allakos Inc.

By:	/s/ Robert Alexander
Robert Alexander, Ph.D.
Chief Executive Officer

ANNEX I

Opinion of Houlihan Lokey Capital, Inc.

[Letterhead of Houlihan Lokey Capital, Inc.]
April 1, 2025
The Board of Directors of Allakos Inc.
825 Industrial Road, Suite 500
San Carlos, California 94070
Dear Members of the Board of Directors:
We understand that Allakos Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Concentra Biosciences, LLC (“Parent”), Concentra Merger Sub III, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (i) Merger Sub will, and Parent will cause Merger Sub to, commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Company Common Stock”), of the Company for a price per share of Company Common Stock of $0.33 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, Merger Sub will merge with the Company (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, each outstanding share of Company Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and the Company will become a wholly owned subsidiary of Parent.
The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than Parent, Merger Sub and their respective affiliates (the “Excluded Holders”), in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.	reviewed a draft, dated April 1, 2025, of the Agreement;
2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including a liquidation analysis prepared by Company management (the “Liquidation Analysis”);

4.
spoken with certain members of Company management and certain of the Company’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.
considered the results of the solicitation processes conducted by the Company with respect to a possible sale of the Company or other strategic transactions, which you have advised us did not result in the Company receiving any alternative proposals with respect to a sale of the Company or other strategic transaction that the Company considered were superior to the Transaction and the Offer Price;

6.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.
reviewed a certificate addressed to us from senior Company management which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

The Board of Directors of Allakos Inc. April 1, 2025

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Company management has advised us, and at your direction we have relied upon and assumed, that the Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the expected realizable value for the Company’s assets in a liquidation of such assets and the amounts estimated to be available for, and timing of, distributions to the holders of Company Common Stock. Without limitation to the foregoing, Company management has advised us, and at your direction we have relied upon and assumed, that in a liquidation of its assets, the Company would receive no value for its net operating losses. In addition, at your direction, we have relied, without independent verification, solely upon the judgment of Company management regarding all aspects of the Liquidation Analysis. We express no view or opinion with respect to the Liquidation Analysis or the assumptions on which it is based.
Company management has advised us, and at your direction we have relied upon and assumed, that (i) the Company is a clinical-stage biopharmaceutical company with none of its drug candidates approved for commercial sale, (ii) the Company’s business is dependent on the successful development, regulatory approval and commercialization of its product candidates, (iii) the Company’s clinical study results announced in January 2025 have led to the implementation of a January 2025 Corporate Restructuring plan to reduce its workforce by approximately 75% and the discontinuation of its AK006 development efforts, (iv) all of the Company’s remaining product candidates under development are in preclinical studies and were also discontinued as part of the January 2025 Corporate Restructuring, (v) since its inception, the Company has not generated any revenue and has incurred significant losses, (vi) the Company anticipates that it will not generate any revenue and will continue to incur significant losses for the foreseeable future, (vii) the Company received a letter from the Nasdaq Listing Qualifications Staff that its common stock did not meet the minimum bid price of $1.00 per share required for continued listing on the Nasdaq Global Select Market, (viii) in the absence of the Transaction or other similar potential strategic transaction offered by another party, and based on diligence performed to date by the Company, the Company believes that it would have no reasonable acceptable alternative other than to liquidate and dissolve the Company, (ix) the values the Company would receive for its assets in liquidation and dissolution could be significantly lower than the values reflected in the Company’s financial statements, and (x) the recovery that would be received by holders of Company Common Stock in a liquidation and dissolution of the Company likely would be materially less than the consideration to be received in the Transaction.
We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. At your direction, we have relied upon the Liquidation Analysis for purposes of our analyses and this Opinion. In reaching our conclusions hereunder, with your consent and approval, (i) we did not rely upon a discounted cash flow analysis of the Company, due to the status of the Company’s product candidates and discontinuation of development efforts and, as you have advised us and directed us to assume, the fact that no current projections with respect to the future financial performance of the Company in the absence of the Transaction are available, and (ii) we did not rely upon a review of the publicly available financial terms of other transactions or a review of other companies with publicly traded equity securities, due to the status of the Company’s product candidates and discontinuation of development efforts.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related

The Board of Directors of Allakos Inc. April 1, 2025

documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.
This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Tang Capital Management, LLC (“Tang”), an affiliate of Parent and stockholder of the Company, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.
Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Tang or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Tang (collectively, with Tang, the “Tang Group”), other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other

The Board of Directors of Allakos Inc. April 1, 2025

investment funds managed or advised by Tang, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Tang Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Tang Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified herein), including, without limitation, any terms or aspects of the support agreements to be entered into in connection with the Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than the Excluded Holders, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).
Very truly yours,
/s/ Houlihan Lokey Capital, Inc.
HOULIHAN LOKEY CAPITAL, INC.

ANNEX II

Recent Transactions by Allakos and Directors, Executive Officers and Affiliates

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
H. Baird Radford	March 5, 2025	Shares were sold by the administrator in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Allakos’s corporate policy and not under the direction of the stockholder	14,161	$0.26
Adam Tomasi	March 5, 2025	Shares were sold by the administrator in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Allakos’s corporate policy and not under the direction of the stockholder	20,017	$0.26
Robert Alexander	March 6, 2025	Shares were sold by the administrator in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Allakos’s corporate policy and not under the direction of the stockholder	31,370	$0.26

II-1